Exhibit 99.1

Gauzy Ltd. Announces Strong Second Quarter 2024 Results

Delivers Revenues at Higher End of Previously Announced Expectations

Aeronautics, Safety Tech and Automotive Demand Drove Strong Double-Digit Growth

Robust Year-to-Date Results and Solid Customer Order Book Reinforce Encouraging Growth Outlook

TEL AVIV, ISRAEL, August 8, 2024 -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader of vision and light control technologies, today announced financial results for the second quarter and first half ended June 30, 2024.

Second Quarter 2024 Highlights (Compared to Second Quarter 2023)

●	Revenues of $24.4 million increased 22.4% compared to $19.9 million

●	Gross margin of 27.0% improved 680 basis points compared to 20.2%

●	Net loss of $23.1 million compared to a net loss of $18.8 million

●	Non-GAAP Adjusted net loss of $7.8 million compared to an adjusted net loss of $8.9 million

●	Strengthened balance sheet with $63.7 million of cash and equivalents at quarter end

●	Completed initial public offering in June 2024 and began trading on Nasdaq

“We are a global leader of vision and light control technologies, from R&D through manufacturing our products at scale, providing customers with cutting edge solutions across a wide range of end markets”, commented Eyal Peso, Gauzy Co-Founder and Chief Executive Officer. “From cockpit and cabin shading in commercial and business aircraft from some of the world’s largest OEMs, to replacing mirrors with advanced driver assistance systems on complete transportation systems in entire cities, to glass technologies that improve energy efficiency from cars to buildings, we are aiming to revolutionize mobility and architectural end markets with products that have a meaningful impact on safety and sustainability.”

“We are driving impressive backlog growth year-to-date across a diverse range of end markets,” Mr. Peso continued. “During the quarter, we were incredibly pleased to increase our market share of global aircraft cockpit shading to 95% for commercial airlines and business jets, expand deployment of our Smart Vision ADAS/CMS system to the transportation systems in over 80 major global metro areas, and exceed 1,000 combined customers across our four segments.”

Mr. Peso concluded, “The strong results we delivered for the second quarter of 2024 exceeded our expectations, building on the momentum we brought to our initial public offering in June as we expanded our customer base while continuing to develop and introduce exciting new products. The results also highlight the exceptional growth potential of our business model and put us on track to deliver on our 2024 goals. We believe we are well funded to expand our market leading positions in our aeronautics, automotive, architecture, and safety technology end markets as we strive to deliver superior shareholder value.”

Second Quarter 2024 Results

(Comparisons are to the second quarter of 2023 unless otherwise noted)

Revenues for the second quarter of $24.4 million increased 22.4% compared to $19.9 million in the prior year quarter, primarily driven by strength in Aeronautics, Safety Tech and Automotive.

Gross profit for the second quarter of $6.6 million increased 64.0% compared to $4.0 million in the prior year quarter. Gross margin for the second quarter increased to 27.0% compared to 20.2% in the prior year quarter, primarily due to higher revenues across a fixed cost base and product mix benefits in Aeronautics, Safety-Tech and Architecture.

Total operating expenses for the second quarter were $14.5 million, up 13.0% compared to $12.8 million in the prior year quarter, mainly due to an increase in headcount and investments to support growth, partly offset by a decrease in professional services, subcontractor and material expenses and other services. Total operating expenses include research and development, sales and marketing, and general and administrative expenses.

Net loss for the second quarter of $23.1 million compared to $18.8 million in the prior year quarter, mainly due to an increase in operational expenses and financial expenses partly offset by an increase in gross profit.

Non-GAAP Adjusted net loss for the second quarter of $7.8 million compared to $8.9 million in the prior year quarter, with the improvement primarily attributable to higher gross profit partly offset by higher operating expenses.

Second Quarter 2024 Segment Performance

(Comparisons are to the second quarter of 2023 unless otherwise noted)

Aeronautics Segment Results

Aeronautics revenue of $10.0 million in the second quarter compared to $7.8 million in the prior year quarter, an increase of 28.5% driven by strong demand broadly across the segment’s product lines. Gross profit of $3.9 million in the second quarter compared to $2.1 million in the prior year quarter, an increase of 82.9%. Gross margin of 39.0% in the second quarter compared to 27.4% in the prior year period. The increase in gross profit and gross margin reflects the benefit of higher revenues.

Architecture Segment Results

Architecture revenue of $2.6 million in the second quarter compared to $3.3 million in the prior year quarter, a decrease of 21.1%, driven by the timing of deliveries relative to full-year purchase orders. Gross profit of $0.9 million in the second quarter compared to $1.0 million in the prior year quarter, a decrease of 11.8%. Gross margin of 36.3% in the second quarter compared to 31.2% in the prior year period, driven primarily by product mix benefit.

Automotive Segment Results

Automotive revenue of $0.9 million in the second quarter compared to $0.5 million in the prior year quarter, an increase of 79.5%. Gross loss of $0.1 million in the second quarter compared to a gross loss of $0.1 million in the prior year quarter. Gross margin of (16.2)% in the second quarter compared to (14.2)% in the prior year period. The results reflect the start of serial production at the end of the second quarter of 2023 and its continued ramp to higher expected utilization levels.

Safety-Tech Segment Results

Safety-Tech revenue of $10.8 million in the second quarter compared to $8.3 million in the prior year quarter, an increase of 30.7% on strong demand across the segment’s product lines. Gross profit of $2.2 million in the second quarter compared to $1.2 million in the prior year quarter, an increase of 80.0%. Gross margin of 20.6% in the second quarter compared to 15.0% in the prior year period. The increase in gross profit and gross margin was primarily attributable to higher revenues and product mix benefit.

Balance Sheet, Liquidity and Cash Flow

In June 2024, Gauzy completed its initial public offering of 4,411,765 ordinary shares, raising approximately $75 million in gross proceeds prior to deducting underwriting discounts and other offering expenses.

As of June 30, 2024, the Company had cash and equivalents on hand of $63.7 million, total debt of $75.6 million, and $35.0 million of available capacity under its credit line. At quarter end, total liquidity, including cash and cash equivalents on hand and credit line availability, was approximately $98.7 million.

As of June 30, 2024 the Company had basic and diluted shares outstanding of 18,681,047 ordinary shares.

Conference Call and Webcast:

Gauzy will host a conference call and webcast to discuss its results for the second quarter and first half ended June 30, 2024 and other information related to its business at 8:30 a.m. Eastern Daylight Time on Thursday, August 8, 2024. The webcast of the conference call can be accessed on the “Investors” section of Gauzy’s website at www.investors.gauzy.com. For those unable to access the website, the conference call will be accessible domestically and internationally, by dialing (800) 717-1738 or (646) 307-1865, respectively. Upon dialing in, please request to be connected to the Gauzy earnings conference call. To access the replay of the call, dial (844) 512-2921 (Domestic) or (412) 317-6671 (International) and enter the passcode 1128363.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and Dubai. Gauzy serves leading brands in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

NON-GAAP Disclosure

In addition to Gauzy’s financial results reported in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), this press release and the accompanying tables and related presentation materials may contain one or more of the following Non-GAAP financial measures: Adjusted Net Loss, EBITDA, Adjusted EBITDA, Net Loss Margin and Adjusted EBITDA Margin. Gauzy believes that these measures provide useful information about its operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate our business.

Adjusted Net Loss. The Company defines Adjusted Net Loss as Net Loss, adjusting for certain financial expenses, the amortization of intangible assets, certain acquisition and debt raising related costs, non-cash fair value adjustments and expenses related to equity-based compensation and doubtful debts.

EBITDA. The Company defines EBITDA as Net Loss, excluding net financial expense, tax expense and depreciation and amortization.

Adjusted EBITDA. The Company defines Adjusted EBITDA as EBITDA (as defined above) excluding acquisition-related costs, one-time expenses and equity-based compensation expenses.

Net Loss Margin. The Company defines Net Loss Margin as Net Loss divided by revenue.

Adjusted EBITDA Margin. The Company defines Adjusted EBITDA Margin as Adjusted EBITDA (as defined above) for the period divided by revenue for the same period.

For more information on the Non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the U.S. GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliations between these financial measures.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

REVENUES	$24,409	$19,934	$49,138	$37,367
Cost of revenues (exclusive of depreciation and amortization)	17,323	15,387	35,330	27,675
Depreciation and amortization	494	527	1,001	1,008
TOTAL COST OF REVENUES	17,817	15,914	36,331	28,683
GROSS PROFIT	6,592	4,020	12,807	8,684
Research and development expenses (exclusive of depreciation and amortization reflected below)	4,131	3,836	8,512	7,281
General and administrative expenses (exclusive of depreciation and amortization reflected below)	5,271	3,724	11,400	6,336
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	4,153	3,831	8,443	6,742
Depreciation and amortization	1,021	860	2,042	1,756
Other expenses (change in fair value of contingent consideration)	(63)	595	(38)	953
TOTAL OPERATING EXPENSES	14,513	12,846	30,359	23,068
OPERATING LOSS	(7,921)	(8,826)	(17,552)	(14,384)
OTHER INCOME	130	4	130	4
INTEREST EXPENSES	(3,212)	(1,994)	(7,659)	(4,936)
OTHER FINANCIAL INCOME (EXPENSES)	(12,063)	(7,945)	(11,170)	(17,950)
FINANCIAL EXPENSES, net (including amount reclassified from OCI reserve)	(15,275)	(9,939)	(18,829)	(22,886)
LOSS BEFORE INCOME TAX	(23,066)	(18,761)	(36,251)	(37,266)
INCOME TAX	(22)	(41)	(84)	(55)
LOSS FOR THE PERIOD	$(23,088)	$(18,802)	$(36,335)	$(37,321)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	(27)	556	208	192
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	(401)	-	(988)	807
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	4,873	-	4,317	-
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	(329)	(17)	(5,394)	88
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	4,116	539	(1,857)	1,087
NET COMPREHENSIVE LOSS	$(18,972)	$(18,263)	$(38,192)	$(36,234)
LOSS PER SHARE BASIC AND DILUTED	$(2.6)	$(4.61)	$(5.14)	$(10.87)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	8,869,691	4,081,757	7,072,950	3,434,028

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2024	2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	$63,700	$4,575
Restricted cash	85	130
Trade receivables, net of allowance for credit losses of $1,293 and $904 as of June 30, 2024 and December 31, 2023, respectively	20,730	19,671
Institutions	8,239	6,926
Inventories	14,899	13,174
Other current assets	4,638	2,045
TOTAL CURRENT ASSETS	112,291	46,521

NON-CURRENT ASSETS:
Restricted long term bank deposit	134	127
Restricted investment in marketable securities	3,456	1,932
Operating lease right of use assets	11,105	12,377
Property and equipment, net	22,811	20,530
Other non-current assets	952	1,000
Intangible assets:
Customer relationships	12,937	13,917
Technology	4,604	5,698
Goodwill	20,838	21,550
Other intangible asset	3,972	4,292
TOTAL NON-CURRENT ASSETS	80,809	81,423
TOTAL ASSETS	$193,100	$127,944

CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loans	$4,116	$4,146
Short-term loan relating to factoring arrangements	8,878	10,032
Trade payables	17,572	13,989
Employee related obligations	10,158	8,745
Accrued expenses	6,896	6,767
Deferred revenues	640	742
Current maturities of operating lease liabilities	2,157	2,494
Current maturities of finance lease liabilities	102	240
Acquisition earn-out liability	749	2,997
Current maturities of long-term debt measured under the fair value option (including $38,675 and $0 due to related parties as of June 30, 2024 and December 31, 2023, respectively)	38,675	14,286
Warrants and phantom warrants to purchase ordinary shares	1,531	-
Other current liabilities	2,642	448
TOTAL CURRENT LIABILITIES	94,116	64,886
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option (including $0 and $21,976 due to related parties as of June 30, 2024 and December 31, 2023, respectively)	16,763	30,841
Convertible loans (CLAs) measured under the fair value option (including $0 and $9,780 due to related parties, as of June 30, 2024 and December 31, 2023, respectively)	-	55,940
Long-term bank loan	7,210	7,850
Warrants and phantom warrants to purchase preferred shares	-	21,566
Operating lease liabilities	8,195	9,112
Finance lease liabilities	29	96
Long-term employee related obligations	1,680	1,868
Employee rights upon retirement	1,025	1,208
Other long-term liabilities	718	931
TOTAL LONG-TERM LIABILITIES	35,620	129,412
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	$129,736	$194,298

REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Convertible Preferred Shares A, A-1, A-2 and A-3 (hereafter “Preferred Shares A”) (NIS 0.23 par value per share, 0 and 3,671,937 shares authorized as of June 30, 2024 and December 31, 2023, 0 and 2,192,611 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively);
Convertible Preferred Shares B (NIS 0.23 par value per share, 0 and 439,091 shares authorized as of June 30, 2024 and December 31, 2023, 0 and 333,366 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively);
Convertible Preferred Shares C (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of June 30, 2024 and December 31, 2023, 0 and 590,059 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $0 and $9,039 as of June 30, 2024 and December 31, 2023, respectively)
Convertible Preferred Shares D (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of June 30, 2024 and December 31, 2023 respectively, 0 and 1,587,881 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively; aggregate liquidation preference of $0 and $64,152 as of June 30, 2024 and December 31, 2023)
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	$-	$70,537
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Ordinary shares (No par value per shares, 49,200,191 and NIS 0.23 par value per shares 16,987,315 shares authorized as of June 30, 2024 and December 31, 2023 respectively; 18,681,047 and 5,276,184 shares issued and outstanding as of June 30, 2024 and December 31, 2023)	865	320
Additional paid-in capital	273,035	35,134
Other comprehensive loss	(2,372)	(515)
Accumulated deficit	(208,164)	(171,830)
TOTAL SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	$63,364	$(136,891)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)	$193,100	$127,944

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(35,335)	$(37,321)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,043	2,764
Gain from sale and sale of property and equipment, net	(16)	-
Unrealized losses (gains) on restricted marketable securities	(1,525)	570
Share-based compensation	3,324	824
Earn-out liability Revaluation	(38)	953
Non-cash financial expenses	18,076	20,126
Changes in operating assets and liabilities:
Trade receivables	(1,248)	(406)
Other current assets	(103)	(765)
Institutions	(1,408)	(440)
Inventories	(1,872)	(1,054)
Operating lease assets	1,115	981
Other non-current assets	41	(37)
Trade payables	3,756	1,140
Accrued expenses	11	1,330
Payment of Earn-out	(2,210)	-
Other current liabilities	(152)	(109)
Other long-term liabilities	(317)	131
Employee related obligations	1,326	2,627
Employee rights upon retirement	63	-
Deferred revenues	(101)	(1,033)
Operating lease liabilities	(1,038)	(1,012)
Net cash used in operating activities	(15,663)	(10,731)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(4,342)	(2,797)
Proceeds from sale of property and equipment	124	-
Advance on purchase of IP	-	(2,500)
Net cash used in investing activities	(4,218)	(5,297)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	75,000	-
Underwriters’ IPO costs	(6,750)	-
IPO other costs	(1,730)	-
Proceeds from loans and issuance of warrants	-	114
Payments in respect of bank borrowings	(1,168)	(598)
Proceeds from exercise of options into ordinary shares	12	1
Financial lease payments	(130)	(155)
Payments to short-term loan relating to factoring arrangements, net	(1,059)	(861)
Proceeds from (payment to) of redeemable convertible preferred shares	-	1,316
Settlement of Phantom warrants	(1,500)	-
Proceeds from issuance of convertible loans	11,750	13,646
Proceeds from long-term debt measured under the fair value option, net	29,149	-
Repayment of long-term debt measured under the fair value option	(24,600)	-
Net cash provided by financing activities	78,974	13,463
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	59,093	(2,565)
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(13)	42
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	4,705	4,696
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$63,785	$2,173
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$63,700	$2,048
Restricted cash	85	125
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$63,785	$2,173

GAUZY LTD.

SEGMENT REVENUE AND GROSS PROFIT

(Unaudited)

(U.S. dollars in thousands)

	Three months ended June 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	10,045	2,625	912	10,827	24,409
Intersegment revenues	782	104	-	-	886
Gross profit (loss) (segment profit)	3,914	916	(148)	2,232	6,914

	Three months ended June 30, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	7,816	3,329	508	8,281	19,934
Intersegment revenues	633			-	633
Gross profit (loss) (segment profit)	2,140	1,038	(72)	1,240	4,346

	Six months ended June 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	20,181	5,255	2,218	21,484	49,138
Intersegment revenues	1,761	104	-	-	1,865
Gross profit (loss) (segment profit)	8,549	1,676	(533)	3,761	13,453

	Six months ended June 30, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	14,811	6,345	658	15,553	37,367
Intersegment revenues	633	-	-	-	633
Gross profit (loss) (segment profit)	4,743	2,071	(116)	2,630	9,328

GAUZY LTD.

RECONCILIATION OF U.S. GAAP NET LOSS TO NON-GAAP ADJUSTED NET LOSS

(unaudited)

(U.S. dollars in thousands, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of USD)	2024	2023	2024	2023
Net Loss	$(23,087)	(18,802)	$(36,334)	(37,321)
Other financial (income) expenses	$12,062	7,945	$11,169	17,950
Purchase price accounting amortization	$823	824	$1,653	1,648
Acquisition related costs and debt raising costs	$852	40	$2,183	65
Non-cash fair value adjustments(1)	$(63)	595	$(38)	953
One-time expense (income)	$(130)	66	$(130)	116
Equity-based compensation expense	$1,165	402	$3,325	824
Doubtful debt expenses(2)	$553	10	$389	(3)
Adjusted Net Loss	(7,825)	(8,920)	(17,783)	(15,786)

(1)	One-time expenses related to the Earn Out Agreement with the Sellers.

(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

GAUZY LTD.

Reconciliation of U.S. GAAP Net Loss to NON-GAAP Adjusted EBITDA

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of USD)	2024	2023	2024	2023
Net Loss	$(23,087)	(18,802)	$(36,334)	(37,321)
Income tax expense (income)	$22	41	$84	55
Financial (income) expenses, net	$15,274	9,939	$18,828	22,886
Depreciation and amortization	$1,515	1,387	$3,043	2,764
EBITDA	$(6,276)	(7,436)	$(14,379)	(11,616)
Acquisition related costs and debt raising costs	$852	40	$2,182	65
Non-cash fair value adjustments(1)	$(63)	595	$(38)	953
Equity-based compensation expense	$1,165	402	$3,325	824
Doubtful debt expenses(2)	$553	10	$389	(3)
Adjusted EBITDA	$(3,899)	(6,323)	$(8,651)	(9,661)
Net Loss Margin	(95)%	(94)%	(74)%	(100)%
Adjusted EBITDA Margin	(16)%	(32)%	(18)%	(26)%

(1)	One-time expenses related to the Earn Out Agreement with the Sellers.

(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com